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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136202

PROSPECTUS

NOVA BIOSOURCE FUELS, INC.
21,071,311 Shares of Common Stock

        This offering relates to the resale of an aggregate of 21,071,311 shares of our common stock by persons who are referred to in this prospectus as selling stockholders. The shares offered by this prospectus include 6,890,337 shares issuable by us in the future if warrants held by the selling stockholders are exercised. We will not receive any proceeds from the resale of these shares by the selling stockholders.

        The selling stockholders may sell the shares of common stock from time to time in public or private transactions occurring on or off the OTC Bulletin Board, in negotiated transactions or otherwise.

        Our common stock is quoted on the OTC Bulletin Board under the trading symbol "NVAO." On September 12, 2006, we changed our name from Nova Oil, Inc. to Nova Biosource Fuels, Inc. On August 29, 2006, the closing sale price per share of our common stock was $4.35.

        Investing in our securities involves risks. You should purchase our securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 12, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PLAN OF OPERATIONS
DIRECTORS AND EXECUTIVE OFFICERS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and related notes included in our report on Form 8-K filed with the Commission on April 3, 2006 and our Quarterly Report on Form 10-QSB for the quarter ended April 30, 2006, as amended. On September 12, 2006, we changed our name from Nova Oil, Inc. to Nova Biosource Fuels, Inc. As used in this prospectus, the words "we," "us," "our" and "the company" refer to Nova Biosource Fuels, Inc. and its subsidiaries and the words "Nova Oil, Inc." and "Nova Oil" refer to Nova Biosource Fuels, Inc., unless the context indicates otherwise.

THE COMPANY

        We are an energy company that synthesizes and distributes renewable fuel products. Our strategy is to profitably commercialize our patented, proprietary biodiesel technology and become the industry leader in production of biodiesel. We believe our technology can efficiently process over 25 different animal fats and various grain oils with free fatty acid levels of up to 60% and produce two marketable products: ASTM standard biodiesel and technical grade glycerin. We currently own a fully continuous flow biodiesel pilot refinery in Butte, Montana that has a production capacity of 80,000 gallons of biodiesel per year.

        Our proprietary production technology produces fuel that is intended to meet or exceed the ASTM D6751 standard—the standard for biodiesel fuels set forth by the American Society for Testing and Materials. Our biodiesel can be used in diesel engines with no modifications as 100% biodiesel (B100) or mixed with petroleum diesel—most commonly as a 20% biodiesel blend (B20). A blended biodiesel may enhance petroleum diesel because it has the ability to extend engine life and decrease operating expense due to the increase in engine lubricity. Furthermore, biodiesel is biodegradable, nontoxic and essentially free of sulfur and aromatics. Currently, the key markets for biodiesel are mass transit vehicles, commercial fleets and marine fleets, as well as for general use in environmentally sensitive areas.

        Through our wholly owned subsidiary, Biosource America, Inc., we currently have three full scale production facilities in the design and construction phase. The first facility is under construction in Clinton County, Iowa and the agreement with Clinton County Bio Energy, LLC currently provides for the design and construction of a facility with a production capacity of ten million gallons per year from low free fatty acid feedstocks. The targeted substantial completion date is September 2006. The second plant is under construction near DeForest, Wisconsin and the agreement with Anamax Energy Services, Inc. provides for the design and construction of a facility with a production capacity of twenty million gallons per year along with an adjacent tank farm. The targeted substantial completion date is January 2007. The third plant will be located in Greenville, Mississippi and the agreement with Scott Petroleum Corporation provides for the design and construction of a facility with a production capacity of twenty million gallons per year and we have reached an agreement in principle for the right to receive 50% of such facility's production at approximately the production cost. In exchange for such right, we have agreed in principle to pay an initial fee of $2.5 million upon substantial completion of the facility and to pay an additional $2.7 million plus certain incremental costs through a markup to the cost of the production. The targeted completion date is early 2007. There can be no assurances that the construction and completion of any of these plants will not be delayed.

OUR BUSINESS STRATEGY

        Our current short-term business strategy is to build and operate two to four biodiesel refineries for our own account with an aggregate production capacity of between 120 to 240 million gallons of biodiesel fuel per year.

        On June 23, 2006, through a subsidiary, we entered into an agreement for the purchase of 54 acres of land in the Shipyard Industrial Park of Seneca, Illinois for a purchase price of $3.65 million. We intend to build a sixty million gallon per year biodiesel refinery on the property, our first biodiesel refinery to be built for our own account. The Seneca Shipyard Industrial Park, located near Chicago, Illinois, has ready truck, barge and rail access. Under the purchase agreement, we agreed to deposit $50,000 into escrow as earnest money for the right to inspect the property for a period of sixty days with an option to extend the inspection period. We have commenced our due diligence inspection on the property and have also begun the permitting process for the proposed refinery.

        In connection with our plan to build a biodiesel refinery on the Seneca property, we entered into a ten year feedstock supply agreement with Lipid Logistics, LLC, an affiliate of Kaluzny Brothers, Inc. Kaluzny Brothers is a leading supplier of rendering services and sales of finished rendered products in the Mid-West. The feedstock supply agreement provides for us to purchase, and for Lipid to sell, 100% of the feedstock requirements for the Seneca biodiesel refinery at a benchmark price that will be adjusted according to the market price of the feedstock. Further, KBI Energy, LLC, another affiliate of Kaluzny Brothers, has purchased a minority equity interest in the holding company for our Seneca facility for a purchase price of $4 million.

        On July 13, 2006, we completed the final round of a private placement to selected institutional and individual accredited investors of securities consisting of our common stock and warrants to purchase our common stock. The net proceeds from the private placement, after receipt of all committed funds and payment of placement agent fees and commissions, totaled approximately $18.9 million. In connection with the private placement we agreed to issue approximately 12.8 million shares of our common stock and warrants to purchase up to approximately 6.4 million additional shares. After completion of the private placement and issuance of all shares purchased or committed to be purchased, we would have approximately 84.6 million shares of common stock outstanding. The purchase price for the securities in all rounds was $1.55 per unit. The warrants issued to investors have a five-year term and a weighted average exercise price of $2.54 per share. In addition, we agreed to issue to the placement agent five-year warrants to purchase approximately 465,000 shares of common stock with a weighted average exercise price of $2.34 per share. The initial use of $16.9 million of the proceeds of the private placement was to order the initial components for the construction of the proposed Seneca refinery and two other refineries to be built at sites to be determined.

        On July 26, 2006, through a subsidiary, we announced that we have entered into a biodiesel sales and a feedstock supply agreement with ConAgra Trade Group, Inc. for a biodiesel facility to be located in Oklahoma at a site to be determined. The ten-year agreements provide that ConAgra Trade Group will procure all of the vegetable oil and animal-based feedstock requirements for our biodiesel refinery at a benchmark price that will be adjusted according to the market price of the feedstock, as well as sell all of the biodiesel fuel produced by and manage the logistics for the facility. Prior to entering into the agreements, we had initiated engineering and procurement for the facility with respect to long lead time items, such as stainless steel and other important process equipment. We plan to have the biodiesel refinery completed in 2007.

        On August 31, our board of directors appointed Lewis W. (Jody) Powers as our chief operating officer. Mr. Powers, who is also one of our directors, is the former president of Halliburton Energy Services, where he worked for nearly 35 years until he retired in 2002. In connection with his appointment as our chief operating officer, he will receive a base salary of $125,000 per year and was granted 1,000,000 shares of restricted stock under our equity incentive plan, vesting annually over a four year period.

OUR HISTORY

        Prior to March 31, 2006, we were a non-operating "shell company," as such term is defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We were incorporated on February 25, 2000 and organized primarily for the purpose of acquiring interests in developed producing oil and gas leases, with the objective of establishing a solid cash flow base. As of October 19, 2005, we had completed the sale of all our oil and gas well interests and, as a result, became a "shell company" as we ceased operations and shifted our primary activity to seeking merger or acquisition candidates with whom we could either merge or acquire.

        On March 31, 2006, we completed a share exchange pursuant to which we issued 40,000,000 shares of our common stock to the holders of shares of common stock of Biosource America, Inc. upon surrender of certificates in exchange therefor. As a result of the share exchange, Biosource America became our subsidiary, a change of control of Nova Oil occurred as the former Biosource shareholders acquired approximately 86% of our issued and outstanding shares of common stock and we ceased being a "shell company." In connection with the share exchange, we declared a three-for-two forward stock split (effected as a 50% stock dividend) paid on April 24, 2006 to holders of record on April 10, 2006.

OUR CORPORATE INFORMATION

        Our principal offices are located at The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77019. Our telephone number is (713) 869-6682. Our website address is www.novabiosource.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

THE OFFERINGS

        This prospectus relates to multiple offerings by the selling stockholders identified in this prospectus under the section entitled "Selling Stockholders." See also "Description of Securities." The offerings under this prospectus consist of the sale from time to time by the selling stockholders of up to 21,071,311 shares of our common stock. Of these shares, the shares offered by this prospectus include 6,890,337 shares of our common stock that are issuable by us in the future if and when warrants held by the selling stockholders are exercised. We will not receive any proceeds from the sale of shares in this offering. The warrants held by the selling stockholders have a cashless exercise option. Assuming all such warrants were exercised for cash, we would have 91,476,645 shares of common stock outstanding and we would receive approximately $18.78 million in cash upon payment of the aggregate exercise price.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" discussions, all of which are included or incorporated by reference into this prospectus. The consolidated statements of operations data for the periods ended April 30, 2006 are derived from the consolidated unaudited financial statements included into this prospectus. The historical results that appear below are not necessarily indicative of results to be expected for any future periods.

	Three Months Ended April 30, 2006	Period from Inception (December 1, 2005) through April 30, 2006(1)
	(unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Contract revenues	$4,544,624	$4,544,624
Cost of revenues	4,450,530	4,450,530

Gross profit	94,094	94,094

Operating expenses
Selling, general and administrative	610,900	646,502
Interest expense	1,413,338	1,413,338
Depreciation	58,770	58,770

Total operating expenses	2,083,008	2,118,610

Net loss	$(1,988,914)	$(2,024,516)

Basic and diluted net loss per share	$(0.03)	$(0.03)

Weighted average number of shares outstanding	70,417,803	70,405,278

As of April 30, 2006
BALANCE SHEET DATA:
Cash	$5,281,197
Working capital (deficit)	(1,488,336)
Total assets	11,826,317
Stockholders equity	4,738,816

(1)
Prior to March 31, 2006, Nova Oil was a non-operating "shell company," as such term is defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended. On March 31, 2006, Nova Oil completed a share exchange pursuant to which it issued 40,000,000 shares of its common stock to the holders of shares of common stock of Biosource America upon surrender of certificates in exchange therefor. As a result of the share exchange, Biosource America became a subsidiary of Nova Oil, a change of control of Nova Oil occurred as the former Biosource shareholders acquired approximately 86% of the issued and outstanding shares of common stock of Nova Oil and Nova Oil ceased being a "shell company." For accounting purposes, the transaction described above has been treated as an acquisition of Nova Oil by Biosource America and as a recapitalization of Biosource America. The historical financial statements and other information prior to March 31, 2006, unless expressly stated otherwise, are those of Biosource America, which was incorporated on December 1, 2005.

RISK FACTORS

        The following summarizes the material risks of purchasing or owning shares of our common stock. Additional unknown risks may also impair our financial performance and business operations. Our business, financial condition and/or results of operation may be materially and adversely affected by the nature and impact of these risks. In such case, the market value of our securities could be detrimentally affected, and investors may lose part or all of their investment. You should carefully consider the risks and uncertainties described below before purchasing our common stock.

Risks Related To Our Business

        We are engaged in a business focused on designing, building and operating biodiesel refineries, as well as producing biodiesel fuel through proprietary process technologies. The business is inherently risky and we face numerous and varied risks, both known and unknown. Despite the knowledge and experience of management, careful evaluation, and strategic planning, we may not be able to overcome the risks associated with our business, which may prevent us from achieving our goals.

We are in a development stage with limited operating history and may never attain profitability.

        We are currently in a development stage and, in addition to the land purchased to build our Seneca refinery, we have only three agreements for the engineering and construction of biodiesel refineries. Our limited operating history makes it difficult for potential investors to evaluate our business. Therefore our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the biodiesel industry in general. Investors should evaluate an investment in our common stock in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services, and technologies. Despite best efforts, we may never overcome these obstacles to financial success.

        Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources, and the sale and distribution of our biodiesel fuel on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that our investors will not lose their entire investment.

Unanticipated problems or delays in building biodiesel refineries to the proper specifications may harm our business and viability.

        Our initial cash flow depends on our ability to timely design, construct and complete our first three biodiesel refineries for the account of third parties. In addition, our business strategy involves the design, construction and operation of biodiesel refineries for our own account. If our engineering and construction operations are disrupted or the economic integrity of these projects is threatened for unexpected reasons, our business may experience a substantial setback. Because we are at the beginning stages of performing under the design-build agreements for third parties, we are particularly vulnerable to events such as these. Prolonged problems may threaten the commercial viability of these project completions. Moreover, the occurrence of significant unforeseen conditions or events in connection with these contracts may require us to reexamine the thoroughness of our due diligence and planning processes. Any change to our business model or management's evaluation of the viability of these projects may adversely affect our business.

        With respect to our first three biodiesel refinery construction contracts, we have entered into contracts with all of our subcontractors intended to mitigate any unanticipated increases in the cost of labor or materials for the construction of our biodiesel refinery construction projects. However, we are still responsible for ensuring that these projects meet the required specifications, whether due to design or construction defects of our subcontractors or due to problems implementing our technology, then we may incur additional costs in order to modify our refineries so that they meet the guaranteed production specifications.

        Our construction costs for additional biodiesel refineries may also increase to a level that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Our results of operations, financial position and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

        Our results are substantially dependent on commodity prices, especially prices for feedstock, biodiesel, petroleum diesel and materials used in the construction of our refineries. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

        The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions and factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstocks.

        Biodiesel fuel is a commodity whose price is determined based on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for biodiesel fuel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel refineries and on our general financial condition. Price fluctuations for biodiesel fuel may also impact the investment market, and our ability to raise investor capital. Although market prices for biodiesel fuel rose to near-record levels during 2005, there is no assurance that these prices will remain at current levels. Future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and future results of operations.

We may be unable to obtain the additional capital required to implement our business plan.

        We expect that current capital and other existing resources will be sufficient only to provide a limited amount of working capital. On their own, the revenues generated from the designing and building biodiesel refineries and the proceeds from the recently completed private placement of securities are not currently sufficient to fund operations and planned growth. We will require additional capital to continue to expand our business beyond the initial phase. There is no assurance that we will be able to obtain the capital required in a timely fashion, on favorable terms or at all. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

        Future construction and operation of biodiesel refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

        We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

        Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel industry, the fact that we are a new enterprise without a proven operating history, the location of our biodiesel refineries in the United States and the price of biodiesel and oil on the commodities market, which will impact the amount of available asset-based financing. Furthermore, if petroleum or biodiesel prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Strategic relationships upon which we may rely are subject to change.

        Our ability to identify and enter into commercial arrangements with feedstock suppliers, construction contractors, equipment fabricators and customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

        To develop our business, we will use the business relationships of management in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of the management team leave our company. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively impacted.

Our business may suffer if we are unable to attract or retain talented personnel.

        As of July 31, 2006, we have sixteen employees. Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity, and good faith of our management, as well as other personnel. We have a relatively small but very effective management team, and the loss of a key individual or inability to attract suitably qualified replacements or additional staff could adversely impact our business. We may also experience difficulties in certain jurisdictions in our efforts to obtain and/or retain suitably qualified staff willing to work in such jurisdictions. Our success depends on the ability of management and employees to interpret market and technical data correctly, as well as respond to economic, market and other conditions. No assurance can be given that our key personnel will continue their association or employment with us, or that replacement personnel with comparable skills will be found. If we are unable to attract and retain key personnel, our business may be adversely affected.

Increases in our energy expenses will impact operating results and financial condition.

        Our biodiesel production costs will be dependent on the costs of the energy sources used to run our refineries. These costs are subject to fluctuations and variations in different locales in which we intend to operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect the results of operations.

We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business.

        Our business plan focuses on designing, building and operating biodiesel refineries for our own account. Although we were able to successfully enter into an agreement to purchase land in Seneca, Illinois to construct our first biodiesel refinery for our own account, our ability to acquire quality and reliable properties facilities in the future may be unpredictable and we may be required to delay construction of our facilities, which may create unanticipated costs and delays. In the event that we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel refineries, our future prospects for profitability will likely be substantially limited, and our financial condition and resulting operations may be adversely affected.

The production, sale and distribution of biodiesel is dependent on the sufficiency of necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

        Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

  •
  adequate rail capacity, including sufficient numbers of dedicated tanker cars;

  •
  sufficient storage facilities for feedstock and biodiesel;

  •
  increases in truck fleets capable of transporting biodiesel within localized markets; and

  •
  expansion of refining and blending facilities to handle biodiesel.

        Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

The U.S. biodiesel industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

        The production of biodiesel is made significantly more competitive by federal and state tax incentives. The federal excise tax incentive program for biodiesel was originally enacted as part of the American Jobs Creation Act of 2004 but is scheduled to expire on December 31, 2008. This program provides blenders, generally distributors, with a one cent tax credit for each percentage point of vegetable oil derived biodiesel blended with petroleum diesel. For example, distributors that blend soybean derived biodiesel with petroleum diesel into a B20 blend biodiesel would receive a 20 cent per gallon excise tax credit. The program also provides blenders of recycled oils, such as yellow grease from restaurants, with a one-half cent tax credit for each percentage point of recycled oil derived biodiesel blended with petroleum diesel. For example, distributors that blend recycled oil derived biodiesel with petroleum diesel into a B20 blend biodiesel would receive a 10 cent per gallon excise tax credit. In addition, approximately 31 states provide mandates, programs and other incentives to increase biodiesel production and use, such as mandates for fleet use or for overall use within the state, tax credits, financial grants, tax deductions, financial assistance, tax exemptions and fuel rebate programs. These incentives are meant to lower the cost of biodiesel in comparison to petroleum diesel. The elimination or significant reduction in the federal excise tax incentive program or state incentive programs benefiting biodiesel may have a material and adverse effect on our results of operation and financial condition.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

        Our success will depend in part on our ability to maintain or obtain and enforce patent and other intellectual property protection for our technologies and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We have obtained or developed rights to patents and patent applications in the United States and internationally, and may, in the future, seek rights from third parties to other patent applications or patented technology. Significant aspects of our technology are currently protected as trade secrets, for which we intend to file patent applications when appropriate. There can be no assurance that patents will issue from the patent applications filed or to be filed or that the scope of any claims granted in any patent will provide us with proprietary protection or a competitive advantage. We cannot be certain that the creators of our technology were the first inventors of inventions covered by our patents and patent applications or that they were the first to file. Accordingly, there can be no assurance that our patents will be valid or will afford us with protection against competitors with similar technology. The failure to obtain or maintain patent or other intellectual property protection on the technologies underlying our biodiesel refining process may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. There can be no assurance that a license will be available to us, if at all, upon terms and conditions acceptable to us or that we will prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and there can be no assurance that we will have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

There can be no assurance that we have identified United States and foreign patents that pose a risk of infringement.

Competition may impair our success.

        We face competition from other producers of biodiesel with respect to the procurement of feedstock, obtaining suitable properties for the construction of biodiesel refineries and selling biodiesel and related products. Such competition could be intense thus driving up the cost of feedstock and driving down the price for our products. Competition will likely increase as prices of energy on the commodities market, including petroleum and biodiesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. This could also have a negative impact on our ability to obtain additional capital from investors. Larger foreign owned and domestic companies who have been engaged in this business for substantially longer periods of time may have access to greater resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and fuel marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Our business is subject to local legal, political, and economic factors which are beyond our control.

        We believe that the current political environment for construction of biodiesel refineries is sufficiently supportive to enable us to plan and implement our operations. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, laws or policies affecting mandates or incentives to promote the use of biodiesel, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the biodiesel fuel industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in biodiesel fuel, financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business and future financial results.

Our business will suffer if we cannot obtain or maintain necessary permits or licenses.

        Our operations will require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities. We believe that we will be able to obtain all necessary licenses and permits to carry on the activities which we contemplate, and that we will be able to obtain the licenses and permits necessary for our future biodiesel refineries and operations. However, our ability to obtain, sustain, or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain, loss, or denial of extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition.

Environmental risks and regulations may adversely affect our business.

        All phases of designing, constructing and operating biodiesel refineries present environmental risks and hazards. We are subject to environmental regulation implemented or imposed by a variety of federal, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills, as well as emissions of various substances produced in association with biodiesel fuel operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties, and may require us to incur costs to remedy such discharge. In addition, environmental regulatory standards for emissions into the air may adversely affect the market for biodiesel. For example, in 2005, the Texas Commission on Environmental Quality issued a rule for its Texas Low Emission Diesel program, which mandated reformulated diesel fuels that are less polluting. While biodiesel is generally believed to reduce emissions of hydrocarbons, sulfur, carbon monoxide and particulate pollutants, its effect on the emissions of nitrogen oxide in comparison to petroleum diesel are not, at this time, clearly established. In 2005, the Texas Commission on Environmental Quality stated that biodiesel did not comply with the Texas Low Emission Diesel program, but suspended the implementation of its statement until December 31, 2006 while it reviews technical data related to nitrogen oxide emissions from biodiesel as compared to petroleum diesel. If the Texas Commission on Environmental Quality rules that biodiesel does not meet the mandates for the Texas Low Emission Diesel program, market demand for biodiesel in the State of Texas would be significantly reduced. We cannot give assurance that the application of environmental laws to our business will not cause us to limit our production, or significantly increase the costs of our operations and activities, reduce the market for our products or otherwise adversely affect our financial condition, results of operations, and/or prospects.

Penalties we may incur could impair our business.

        Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our prospects, business, financial condition and our results of operation.

Our insurance may be inadequate to cover liabilities we may incur.

        Our involvement in the design, construction and operation of biodiesel refineries may result in our becoming subject to liability for pollution, property damage, personal injury, or other hazards. Although we will obtain insurance in accordance with industry standards to address such risks, insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, some risks may not be insurable or, in certain circumstances, we may choose not to obtain insurance to manage specific risks due to the high premiums associated with such insurance, or for other reasons. The payment of such uninsured liabilities could reduce the funds available for operations. If we suffer a significant event or occurrence that is not fully covered by insurance, or if the insurer of such event is not solvent, this could result in a material adverse effect on our results of operations or financial condition.

We may not be able to effectively manage our growth.

        Our strategy includes expanding our business operations. If we fail to effectively manage the growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure that we will be able to:

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  Meet our capital needs;

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  Expand our systems effectively, efficiently or in a timely manner;

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  Allocate our human resources optimally;

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  Identify and hire qualified employees or retain valued employees; or

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  Effectively incorporate the components of any business that we may acquire in the future.

        If we are unable to manage our growth and operations, then our financial results could be adversely affected.

Lack of diversification may increase the risk.

        Larger companies have the ability to manage their risk through diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, we could potentially be impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

We will rely on technology to conduct our business and our technology could become ineffective or obsolete.

        We will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence. The costs of doing so may be substantial, and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be negatively impaired. Furthermore, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would if our technology was more efficient. The impact of technical shortcomings could have a material adverse effect on our prospects, business, financial condition, and results of operations.

Decommissioning costs are unknown and may be substantial.

        We may become responsible for costs associated with abandoning facilities which we use for production of biodiesel. Abandonment and reclamation of these facilities as well as the costs associated therewith is often referred to as "decommissioning." We have not yet determined whether we will establish a reserve account for these potential costs in respect to any of our biodiesel refineries, or if we will satisfy such costs of decommissioning from the proceeds of sales in accordance with general practice. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and future results of operations.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        As a result of share exchange, we became subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 will require us to conduct an annual management assessment of the effectiveness of our internal controls over financial reporting and obtain a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Risks related to Nova Oil's prior business may adversely affect our business.

        Prior to the share exchange and the resulting change in control of Nova Oil, the business of Nova Oil involved oil and natural gas exploration, with an emphasis on the development and production of oil and natural gas assets. This included ownership of two wells in Texas and the exploration of this property. We have determined not to pursue this line of business. However, claims arising from our former business may be made against us. These claims may arise from these former activities (including employee and labor matters), financing and credit arrangements or other commercial transactions. While no claims are pending and we have no actual knowledge of any threatened claims, it is possible that third parties may seek to make claims against us related to the activities and liabilities of Nova Oil prior to the share exchange. Even if asserted claims are without merit and we have no liability, defense costs and the distraction of management's attention may adversely affect our business. If any potential claims are made, our business could suffer, particularly if any such claims are material in terms of their magnitude or complexity. Therefore, claims arising from our business prior to the share exchange may have a material adverse effect on our business in the future.

An NASD review of the trading activity in our shares of common stock could have a material adverse effect on us.

        On April 26, 2006, we received a letter from the National Association of Securities Dealers stating that the Staff of the Market Regulation Department of the NASD is conducting a review of the trading activity in our shares of common stock surrounding the March 31, 2006 announcement that we entered into a share exchange agreement with Biosource America. In connection with such review, the Staff requested that we provide a detailed, written chronology of the events that preceded the corporate disclosure and other documents and information. We have been conducting an internal review of the circumstances surrounding the announcement in connection with our response to the NASD request. We responded to such requests by providing copies of the requested documents and the requested chronology. In the course of such review we learned that the press release containing the March 31 announcement was sent to our outside investor relations service provider on the evening of March 30, 2006 to be forwarded to Market Wire for immediate release. That apparently was not done until the morning of March 31, 2006. Our investor relations service provider has advised us that Market Wire confirmed receipt of the press release by return e-mail to our investor relations service provider around 6:51 a.m. CST on March 31, 2006 but that Market Wire did not disseminate the press release until 9:01 a.m. CST. The reason for the delay is unclear. Although the precise timing is currently not known, it appears that our current President and Chief Operating Officer, believing that the press release had been disseminated the night before, may have advised three individuals about the press release after it was sent to Market Wire but prior to its dissemination by Market Wire the morning of March 31, 2006. Such officer has advised our board of directors that at the time he advised such individuals about the press release he believed that it had already been disseminated by Market Wire. He also advised our board of directors that each of the individuals to whom he had advised of the press release on the morning of March 31, 2006 have informed him that they purchased shares of Nova common stock. In the course of our internal review, each of such individuals provided us with trade information or other documentation from their respective brokers. It appears from such documentation that one and possibly two of these individuals purchased shares of common stock prior to the dissemination of the press release by Market Wire at 9:01 a.m. CST. We are continuing our internal review and cannot predict what action, if any, we may take or what action, if any, the NASD staff may finally recommend or whether it will refer its review to governmental agencies for further investigation or enforcement action. Members of our board of directors and management may spend considerable time and effort addressing this matter. This expenditure of time and effort may adversely affect our business, results of operations and financial condition. Further, the resolution of this review could result in the administrative, civil or injunctive proceedings, sanctions, fines or other penalties, the loss of key personnel and increased review and scrutiny of us by regulatory authorities and others.

RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

There is not a well established trading market for our common stock.

        Our common stock is currently quoted on the OTC Bulletin Board System under the symbol "NVAO." While there currently exists a limited public trading market for our common stock, the bid and asked prices for our common stock have fluctuated widely since the share exchange. The limited public trading market and the resulting volatility may impair your ability to sell our shares at the time you wish to sell them or at a price that you consider reasonable, reduce the fair market value of our shares and impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

Other factors could cause the market price of our common stock to continue to be highly volatile and subject to wide fluctuations.

        In addition to the limited trading market, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors, many of which are beyond our control, including:

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  Dilution caused by our issuance of additional shares of common stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

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  Announcements of new acquisitions and other business initiatives by our competitors;

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  Fluctuations in revenue from our biodiesel refineries;

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  Changes in the market for biodiesel fuel commodities and/or generally in the capital markets;

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  Changes in the availability of feedstock on commercially economic terms;

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  Changes in the availability of the rail transportation system;

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  Changes in the demand for biodiesel fuel, including changes resulting from the expansion of other alternative fuels;

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  Changes in the social, political and/or legal climate in the regions in which we will operate;

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  Quarterly variations in our revenues and operating expenses;

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  Changes in the valuation of similarly situated companies, both in our industry and in other industries;

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  Changes in analysts' estimates affecting us, our competitors or our industry;

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  Changes in the accounting methods used in or otherwise affecting our industry;

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  Additions and departures of key personnel;

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  Announcements of technological innovations or new products available to the biodiesel refineries industry;

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  Announcements by relevant governments pertaining to incentives for alternative energy development programs;

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  Fluctuations in interest rates, exchange rates and the availability of capital in the capital markets; and/or

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  Significant sales of our common stock, including sales by the selling stockholders named in this prospectus, the stockholders holding shares of common stock issued in the share exchange and future investors in future offerings from which we expect to raise additional capital.

        These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of the common stock and/or our results of operation and financial condition.

Shares of our common stock that cannot currently be traded without restriction may become eligible for trading in the future.

        As of August 31, 2006, approximately 84.6 million shares of our common stock were issued and outstanding. Of the shares outstanding, approximately 42.8 million shares are "restricted securities" and are not currently traded. However, these restricted securities will be available for trading in the future, so long as all the requirements of Rule 144, promulgated under the Securities Act of 1933, are met. No prediction can be made as to the effect, if any, that the availability of these shares for sale, or the sale of these shares, will have on the market prices for our common stock prevailing from time-to-time. If the number of shares offered for sale is greater than the number of shares sought to be purchased, then the price of our common stock would decline. The market price of our securities could be adversely affected by future sales of these securities.

A large number of shares of our common stock underlying warrants and options may be available for future sale and the sale of these shares may depress the market price of our common stock.

        The issuance of shares of common stock upon the exercise of our outstanding options and warrants will result in dilution to the interests of our stockholders and you as an investor in the offerings, and may have an adverse effect on the trading price and market for our common stock. As of August 31, 2006, we had options and warrants outstanding which may be exercised to acquire approximately 12.2 million shares of our common stock at various times. The future sale of these shares may adversely affect the market price of our common stock. Shares issued upon exercise of our outstanding warrants and options will also cause immediate and substantial dilution to our existing stockholders. In addition, as long as these warrants and options remain outstanding, our ability to obtain additional capital through the sale of our securities might be adversely affected.

Our existing shareholders can exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

        Kenneth T. Hern, our Chairman and Chief Executive Officer, J.D. McGraw, our President, and Dallas Neil, our Vice President of Corporate Development, own approximately 17.8%, 17.8% and 12.3% of our outstanding common stock, respectively. As a result, these stockholders, acting individually or together, could exert significant influence over substantially all matters requiring stockholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

We do not expect to pay dividends in the foreseeable future.

        We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings into the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in the common stock.

Applicable SEC rules governing the trading of "penny stocks" limit the trading and liquidity of our common stock, which may affect its trading price.

        Shares of common stock may be considered a "penny stock" and be subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded and regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00, subject to certain exceptions.

FORWARD-LOOKING STATEMENTS

        This prospectus and documents incorporated by reference herein contain forward-looking statements. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.). Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

        Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Some of the factors, risks and uncertainties that are not within our control and could have a significant impact on future operating results are general economic conditions, availability of financing on economic terms, cost and availability of feedstocks, engineering and construction delays, adverse weather conditions, wholesale and retail prices of petroleum-based diesel fuels, competitive rate fluctuations, continued government mandates and incentives for the use of alternative fuels and audits or tax assessments of various federal, state or local taxing authorities, including the Internal Revenue Service. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AND PLAN OF OPERATIONS

Corporate History

Nova Oil, Inc.

        Nova Oil was incorporated February 25, 2000 under the laws of the State of Nevada. Nova Oil was originally organized primarily for the purpose of acquiring, either alone or with others, interests in developed producing oil and gas leases, with the objective of establishing a solid cash flow base.

        On April 5, 2005, Nova Oil's common stock was approved for quotation on the OTC Bulletin Board System maintained by the NASD. Nova Oil's common stock trades under the symbol "NVAO." As of October 19, 2005, Nova Oil completed the sale of all its oil and gas well interests and, as a result, became a "shell company" as it ceased operations and shifted its primary activity to seeking merger or acquisition candidates with whom it could either merge or acquire. Nova Oil is a "small business issuer" as defined by Rule 12b-2 of the Securities Exchange Act.

        As of March 30, 2006, prior to the share exchange and the stock split described below, Nova Oil's authorized capitalization consisted of 500,000,000 shares of common stock at $0.001 par value and 5,000,000 shares of preferred stock at $0.0001 par value, with 6,925,000 shares of common stock outstanding and no shares of preferred stock outstanding. Nova Oil completed the share exchange on March 31, 2006, pursuant to which it issued 40,000,000 shares of its common stock to the holders of shares of common stock of Biosource America, Inc. upon surrender of certificates in exchange therefor. Each Biosource shareholder received two shares of common stock of Nova Oil in exchange for every three shares of common stock of Biosource America surrendered in exchange therefor. As a result of the share exchange, Biosource America became a subsidiary of Nova Oil, a change of control of Nova Oil occurred as the former Biosource Stockholders acquired approximately 86% of the issued and outstanding shares of common stock of Nova Oil and Nova Oil ceased being a "shell company," as such term is defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Also on March 31, 2006, Nova Oil declared a three-for-two forward stock split payable on April 24, 2006 to holders of record on April 10, 2006. After the stock split and the share exchange, Nova Oil had approximately 70,387,523 shares of common stock issued and outstanding. On April 28, 2006, Nova Oil agreed to issue 1,333,333 shares of common stock in exchange for the cancellation of debt of $5,000,000, which resulted in approximately 71,720,856 shares of common stock issued and outstanding.

        On July 13, 2006, we completed the final round of a private placement to selected institutional and individual accredited investors of securities consisting of our common stock and warrants to purchase our common stock. The net proceeds from the private placement, after receipt of all committed funds and payment of placement agent fees and commissions, totaled approximately $18.9 million. In connection with the private placement we agreed to issue approximately 12.8 million shares of our common stock and warrants to purchase up to approximately 6.9 million additional shares. After completion of the private placement and issuance of all shares purchased or committed to be purchased, we will have approximately 84.6 million shares of common stock outstanding. The purchase price for the securities in all rounds was $1.55 per unit. The warrants issued to investors have a five-year term and a weighted average exercise price of $2.54 per share. In addition, we agreed to issue to the placement agent five-year warrants to purchase approximately 465,000 shares of common stock with a weighted average exercise price of $2.34 per share. The initial use of $16.9 million of the proceeds of the private placement was to order the initial components for the construction of the proposed Seneca refinery and two other refineries to be built at sites to be determined.

        Prior to the share exchange, Nova Oil had no full-time or part-time employees. All of its directors and officers served without compensation except for the shares of common stock of Nova Oil granted in 2005 as described in Item 10 to Nova Oil's annual report on Form 10-K for the year ended December 31, 2005.

        After the share exchange, the principal executive offices of Nova Oil were moved to the Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77019, telephone number 713-869-6682, and facsimile number 713-868-1267. Our internet website address is www.novabiosource.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

Biosource America, Inc.

        Our principal operating subsidiary, Biosource America, Inc., was incorporated under the laws of the State of Texas on December 1, 2005. On February 10, 2006, Biosource America completed the acquisition of substantially all of the assets of Biosource Fuels, LLC, which had been in the business of developing, marketing, selling and licensing processes and technologies for the synthesis of biodiesel and other biofuels from animal and vegetable based fats, oils and greases. As part of the acquisition of Biosource Fuels, Biosource America acquired a patent and related patent applications with respect to the production of biodiesel and glycerin from high free fatty acid feedstocks. In addition, Biosource America acquired a fully continuous flow biodiesel pilot refinery that had been built in January 2003 in Butte, Montana. This pilot refinery has a production capacity of 80,000 gallons of biodiesel per year. Presently, Biosource America has agreements with three third parties to design and build three biodiesel refineries, one in Clinton County, Iowa, one in DeForest, Wisconsin and one in Greenville, Mississippi. Our current strategy includes the construction of two to four additional refineries for our own account, although we may enter into agreements to construct one or more refineries as joint ventures.

Plan of Operations

Short-Term Plan of Operations

        Implementation of our business plan for the next twelve months will require the ability to generate cash flow to satisfy planned expenditure requirements. We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months. As a result, we are in the process of seeking additional equity and debt funding in the near future.

        Our short-term plan for growth in 2006 is dependent upon our ability to successfully execute our financial plan to raise capital and arrange for financing sufficient to accomplish the following integrated strategy:

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  We must complete the three existing agreements for designing and building biodiesel production plants and take measures to ensure such plants are operated at the desired levels of capacity and quality.

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  We intend to move forward promptly with the design and construction of two to four biodiesel plants for our own account. We also intend to seek to arrange long term contracts for the supply of low cost feedstock for these biodiesel plants and to enter into contracts for the sale of the biodiesel fuel produced from these plants.

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  We intend to seek out joint venture partners who are strategically situated to benefit us with respect to the engineering, construction and operation of biodiesel plants for our joint benefit. An example of such a strategic partner might be a supplier of feedstock who can also provide the equity capital necessary in order to obtain project financing for the joint venture's engineering and construction of a biodiesel plant.

        We expect general and administrative expenditures to be approximately $184,000 per month. Our executive offices are located in Houston, Texas, and we have approximately seven employees, inclusive of four officers in our Houston office, of which six are responsible for our administrative and accounting functions.

Longer Term Plan of Operations

        If we are successful in implementing our short-term business plan, we intend to implement a longer term business plan that would include:

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  We intend to seek out opportunities domestically to increase biodiesel refinery production capacity and cash flow through the engineering, construction and operation of domestic biodiesel plants for our own account. We hope to be able to expand into foreign markets, such as the United Kingdom, the European Union, Central & South America and Asia.

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  We intend to focus on entering into long term feedstock supply contracts in order to supply our own refineries with the feedstock needed to utilize our biodiesel refinery capacity.

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  We intend to continue our efforts to find committed buyers for our biodiesel product. For example, heavy trucks represent an opportunity for immediate biodiesel sales due to increased government regulations on emissions, established distribution channels, and the lack of U.S. biodiesel production. Further, the U.S. armed forces are currently the nation's single largest consumer of diesel fuel. We believe there is an opportunity to provide fuel to the military's existing vehicles, as well as future opportunities because it is expected that new government regulations will require that a high percentage of the Department of Defense's new vehicles must be alternative fuel vehicles. The United States Post Office, as well as other government agencies, such as the National Parks Service, is expected in the future to be a large consumer of biodiesel blends in its vehicles. In addition, the States of Minnesota and Texas have both passed legislation to increase the use of biodiesel in government vehicles.

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  We intend to seek out strategic joint venture partners domestically as well as in foreign markets who can provide us strategic benefits in terms of long term feedstock supply contracts, long-term commitments to buy biodiesel and capital commitments necessary to engineer, construct and operate biodiesel plants domestically and in such foreign countries.

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  We intend to seek qualified, experienced and motivated professionals to enhance our management team. Qualified refinery operators, managers and engineers are in short supply. However, we believe that we will be in a position to offer enticing opportunities for such professionals.

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  We believe that establishing an effective presence in foreign countries is essential for the long-term success of our biodiesel refineries. In order to be effective, we must be familiar with the local operating environment, the local refineries industry, and local companies and governments. We hope to achieve a local presence by employing qualified and respected local management and professionals.

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  We believe that our proprietary process technologies give us an advantage in the industry. However, to remain competitive, we will need to continue to apply this technology in new ways, as well as develop future technologies.

Business Strategy

        Our current business strategy for the remainder of the fiscal year involves the design and construction of biodiesel refineries in the United States and the production and marketing biodiesel and other biofuels in such region. Through our wholly owned subsidiary, Biosource America, we currently have three full scale production facilities in the design and construction phase. The first facility is under construction in Clinton County, Iowa and the agreement with Clinton County Bio Energy, LLC currently provides for the design and construction of a facility with a production capacity of ten million gallons per year from low free fatty acid feedstocks. The targeted substantial completion date is September 2006, although there can be no assurance that the construction and completion will not be delayed. The second plant is under construction near DeForest, Wisconsin and the agreement with Anamax Energy Services, Inc. provides for the design and construction of a facility with a production capacity of twenty million gallons per year along with an adjacent tank farm. The targeted substantial completion date is January 2007, although there can be no assurance that the construction and completion will not be delayed. The third plant will be located in Greenville, Mississippi and the agreement with Scott Petroleum Corporation provides for the design and construction of a facility with a production capacity of twenty million gallons per year and we have reached an agreement in principle for the right to receive 50% of such facility's production at approximately the production cost. In exchange for such right, we have agreed in principle to pay an initial fee of $2.5 million upon substantial completion of the facility and to pay an additional $2.7 million plus certain incremental costs through a markup to the cost of the production. The targeted completion date is early 2007.

        In addition, our current business strategy calls for the design and construction of biodiesel refineries for our own account in order to produce and market biodiesel and related products. This strategy would require:

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  Locking Up Low Cost Feedstock. Because feedstock represents 65-80% of biodiesel's fuel cost, it is imperative that we are able to acquire raw materials at a reasonable cost in order to be competitive in the marketplace. We are currently engaged in negotiations with several large food processing and rendering companies in an effort to obtain commitments for the supply of low cost feedstock sources.

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  Acquiring of Production Capacity. We are focused on building biodiesel plants for our own account in order to establish a substantial internal biodiesel refinery production capacity, which we believe will enable us to generate income from the marketing of biodiesel to domestic companies.

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  Improved Process Technology. Our proprietary biodiesel production technology produces fuel that is intended to meet or exceed the ASTM D6751 standard, which is the standard for biodiesel fuels set forth by the American Society for Testing and Materials, or ASTM.

        On June 23, 2006, through a subsidiary, we entered into an agreement for the purchase of 54 acres of land in the Shipyard Industrial Park of Seneca, Illinois for a purchase price of $3.65 million. We intend to build a sixty million gallon per year biodiesel refinery on the property, our first biodiesel refinery to be built for our own account. The Seneca Shipyard Industrial Park, located near Chicago, Illinois, has ready truck, barge and rail access. Under the purchase agreement, we agreed to deposit $50,000 into escrow as earnest money for the right to inspect the property for a period of sixty days with an option to extend the inspection period. We have commenced our due diligence inspection on the property and have also begun the permitting process for the proposed refinery.

        In connection with our plan to build a biodiesel refinery on the Seneca property, we entered into a ten year feedstock supply agreement with Lipid Logistics, LLC, an affiliate of Kaluzny Brothers, Inc. Kaluzny Brothers is a leading supplier of rendering services and sales of finished rendered products in the Mid-West. The feedstock supply agreement provides for us to purchase, and for Lipid to sell, 100% of the feedstock requirements for the Seneca biodiesel refinery at a benchmark price that will be adjusted according to the market price of the feedstock. Further, KBI Energy, LLC, another affiliate of Kaluzny Brothers, has purchased a minority equity interest in the holding company for our Seneca facility for a purchase price of $4 million.

        On July 26, 2006, through a subsidiary, we announced that we have entered into a biodiesel sales and a feedstock supply agreement with ConAgra Trade Group, Inc. for a biodiesel facility to be located in Oklahoma at a site to be determined. The ten-year agreements provide that ConAgra Trade Group will procure all of the vegetable oil and animal-based feedstock requirements for our biodiesel refinery at a benchmark price that will be adjusted according to the market price of the feedstock, as well as sell all of the biodiesel fuel produced by and manage the logistics for the facility. Prior to entering into the agreements, we had initiated engineering and procurement for the facility with respect to long lead time items, such as stainless steel and other important process equipment. We plan to have the biodiesel refinery completed in 2007.

Biodiesel Production Economics

        We believe that the economics of biodiesel production, whether derived from vegetable or animal based feedstocks, are affected by several factors:

  •
  Commodity Prices. Biodiesel is a fuel that will likely be traded as a commodity based on a competitive value per British thermal unit, or BTU, much like other fuels that are traded on the open market. In order to be successful and experience growth, the biodiesel industry will have to produce fuel that matches petroleum-derived diesel fuel pricing.

  •
  Product Quality. Customer acceptance and confidence is essential in order for consumers to embrace and utilize the fuel as a substitute for petroleum-derived diesel fuel. Our biodiesel production process was developed with the objective of producing a fuel that meets or exceeds the product quality of petroleum-derived fuels.

  •
  Feedstock Limitations. Feedstock cost comprises approximately 65-80% of all of biodiesel's production costs. Feedstocks generally range in value from 10 to 25 cents per pound and most feedstocks can produce one gallon of biodiesel from every 8 pounds of available tri-glyceride present in the feedstock, resulting in feedstock supply costs of at least $0.80 to $2.00 per gallon. Processing costs generally range from $0.30 to $0.45 per gallon. Processing costs are fairly uniform throughout the industry. As a result, we believe that total biodiesel production costs can range from $1.10 per gallon to as high as $2.45 per gallon, with prices being primarily driven by price of the feedstock.

        Currently, according to the National Biodiesel Board, or NBB, the majority of biodiesel production is derived from soybean oil feedstock primarily because of its availability and the relative ease of converting the low free fatty acid vegetable oil into a biodiesel that can conform to ASTM standards. Crude soybean oil, however, generally costs about $0.25 per pound, and it requires approximately 7.5 pounds of crude soybean oil to make one gallon of biodiesel, for a feedstock cost of approximately $1.88 per gallon. In contrast, inedible tallow generally costs approximately $0.18 per pound, and it also requires approximately 7.5 pounds of inedible tallow to make one gallon of biodiesel, for a feed stock cost of approximately, $1.35 per gallon of biodiesel. Brown grease with a free fatty acid content of greater than 20%, which may be obtained from disposal of used restaurant fryers, costs approximately $0.05 per pound and it requires approximately 8.0 pounds of brown grease to make one gallon of biodiesel, resulting in a feedstock cost of approximately $0.40 per gallon of biodiesel.

        We believe that our true, high free fatty acid, multi-feedstock refining capability, with comparable biodiesel quality, may provide a competitive advantage over processes that can only refine soybean oils or other low free fatty acid vegetable oils because of the higher costs of such feedstocks. For example, our biorefinieries are expected to have the capability to run a 1% free fatty acid soybean oil and then immediately shift to a 20% free fatty acid yellow grease without any changes to the plant, capital equipment, production costs or process conditions.

Industry Overview

        Although prices for diesel fuel fluctuate on the commodities market, according to the United States Department of Energy, in 2005, prices reached 10 year record highs. Petroleum refining activity in many countries is or has been dominated by larger companies that may have overlooked or undervalued smaller-sized biodiesel refinery opportunities. We believe that the high diesel fuel prices and concentrated petroleum refining capacity has created market entry opportunities for smaller companies.

        The biodiesel market in the United States has experienced significant growth over the past several years and the NBB expects growth to continue well into the future. According to the NBB, domestic biodiesel production has increased each year since 1999. In 2002, approximately 15 million gallons of biodiesel fuel were used, with most consumption concentrated in the federal, state, and local governments. National consumption in 2004 reached 25 million gallons, with expansion through public retail pumps and governmental fleets.

        In the interest of environmental protection, new government regulation and legislation regarding permissible emissions in the United States have created an opportunity for the biodiesel industry. Most notably, recent U.S. environmental protection legislation has mandated lower sulfur contents in diesel fuel by 2006. Decreased sulfur in diesel inhibits lubricity, making petroleum diesel less desirable to use as a stand-alone product in diesel engines. Biodiesel blends such as B20, a common biodiesel blend of 20% biodiesel and 80% petroleum diesel, provides acceptable levels of lubricity, which enables diesel engines to be safely operated while maintaining lower levels of sulfur emissions.

        In 2005, according to the NBB, U.S. biodiesel production was approximately 75 million gallons. The use of biodiesel, while comprising less than 0.1% of the entire petroleum diesel market (an estimated 60 billion gallons), was the fastest growing alternative fuel market in the world. Based on studies conducted by the United States Department of Agriculture and the NBB, it was reported that, by 2010, the demand for biodiesel in the U.S. will reach 800 million gallons, accounting for approximately 2% of the 60 billion-gallon per year total fuel market.

        Government regulation globally has stimulated biodiesel growth in both the U.S and other countries. Much of the world's industry growth is being driven by environmental protection legislation, mandated biodiesel blends and fiscal incentives.

        Our growth will, in large part, depend on our ability to capture a substantial amount of the available feedstock. Considering the exponentially growing biodiesel market, future importance will be placed on the limited supply of feedstocks as well as companies that are able to efficiently use a variety of these feedstocks.

        According to the United States Census Bureau, in 2005 in the U.S. there was an estimated total of 1.73 billion gallons of tallow, yellow/brown grease and poultry fat available for domestic consumption or export. Approximately one-third of these fats are exported annually. Exported fats provide the greatest opportunity to acquire feedstock without competing with the current domestic consumption. Biosource Fuels had an excellent reputation in the rendering industry and we intend to acquire rendered fats both on a commodity basis as well as through future joint venture relationships, which is anticipated to help us maintain a long-term feedstock supply.

        Our growth will generally be measured in terms of production and corresponding cash flow. A significant determinant of cash flow will be commodity feedstock costs and diesel prices, over which we have no control. However, we believe that we have superior biodiesel production technology to that of our current competitors, which will enable us to efficiently utilize multiple low cost feedstocks and provide us with an economic advantage over our competitors.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash and Cash Flows from Operations

        As of April 30, 2006, we had a cash balance of $5,281,197 and for the four months ended April 30, 2006 we generated cash flow from operations of $5,017,119. The primary funding of operations was received through cash received from contracts in progress. On July 13, 2006, we completed the final round of a private placement to selected institutional and individual accredited investors of securities consisting of our common stock and warrants to purchase our common stock. The net proceeds from the private placement, after receipt of all committed funds and payment of placement agent fees and commissions, totaled approximately $18.9 million.

Conversion of Outstanding Debt

        On April 28, 2006, we agreed to issue 1,333,333 shares of common stock to Biosource Fuels, LLC in exchange for the cancellation of our debt obligation that arose as a result of the acquisition of the business of Biosource Fuels. The transaction resulted in a non-cash interest expense in the amount of $1,413,233.

RESULTS OF OPERATIONS

Consolidated results of operations for the three months and four month ended April 30, 2006

        We recorded contract revenues in the amount of $4,544,624 for the three months ended April 30, 2006 and costs incurred on uncompleted contracts of $4,450,530 for the same period. Contract revenues were recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated costs for each contract.

        Operating expenses of $2,083,008 were incurred for the three months ended April 30, 2006. Such amount includes a non-cash interest expense of $1,413,233 that was recorded as a result of debt converted to equity. For the four months ended April 30, 2006, we recorded operating expenses of $2,118,610.

        A net loss of $1,988,914 was incurred for the three months ended April 30, 2006. For the four months ended April 30, 2006, we incurred a net loss of $2,024,516 or a net loss of three cents per share.

CRITICAL ACCOUNTING POLICIES

Impairment of Long-Lived Assets

        In the event that facts and circumstances indicate that the cost of the long-lived assets used in our operations might be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated undiscounted cash flow estimated to be generated by those assets would be compared to their carrying amounts to determine if a write-down to market value or discounted cash flow is required.

Impairment of Goodwill

        We evaluate the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. Our evaluation of goodwill completed during the year resulted in no impairment losses.

Revenue Recognition

        Revenues from contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs of each contract. This method is used because we consider total costs to be the best available measure of progress on the contracts. Contract costs include all direct material, labor cost and those indirect costs related to contract performance, such as supplies, equipment repairs, employee travel and supervisor time. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts (if any) are made in the period in which such losses are determined. Changes in job conditions, job performance and total contract values may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

OFF-BALANCE SHEET ARRANGEMENTS

        On June 15, 2006, Biosource America procured an irrevocable standby letter of credit through Sterling Bank in the amount of $3,000,000 in favor of an escrow agent as beneficiary for a construction project currently in progress. The letter of credit secures the builder's performance obligation under such construction project. Biosource America's reimbursement obligations in respect of the letter of credit are secured by a certificate of deposit in the amount of $3,000,000. Such letter of credit was procured to replace a letter of credit originally procured by Kenosha Beef International, Ltd. for the benefit of an escrow agent in connection with the same construction project. The letter of credit expires on September 30, 2006.

        Other than our reimbursement obligations with respect to the Sterling Bank letter of credit, we do not have any off-balance sheet arrangement or commitment that will have a current effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DIRECTORS AND EXECUTIVE OFFICERS

        The names, ages, positions and biographical information of our current directors and executive officers are set forth below:

Name	Age	Position and Business Experience
Kenneth T. Hern	69	Chairman of the Board and Chief Executive Officer. Mr. Hern served as President of Texaco Saudi, Inc., between 1981 through 1984, as Vice Chairman and Managing Director of Texaco Nigeria Limited from 1984 through 1989, and as President of Texaco Brazil from 1989 through 1994. From 1994 to 2006, he has served as an independent consultant and served as Chairman of Fibrominn L.L.C., a company formed to generate electricity from biowaste material. He was a founder of Biosource America, Inc. in December 2005 and is a current director. Mr. Hern earned a B.A. in Chemistry from Austin College, an M.S. in Organic Chemistry from North Texas State University and received Associates Degrees from the Wharton School of Business and Carnegie Mellon University.
J.D. McGraw	48
		President. Mr. McGraw has provided consulting services to over 150 companies including AdTec, American Rice, Blockbuster Video, Chuck E. Cheese, Dryper, International Recovery, Republic Industries and Swift Energy. From 2000 until 2002, Mr. McGraw worked as a Financial Management Consultant for Allan F. Dow & Associates, Inc. He then served as the Executive Vice President of EnerTeck Corporation from 2002 until 2003. Mr. McGraw has served as the President of Jonah Capital Partners since 2004. He was a founder of Biosource America, Inc. in December 2005 and is a current director.
Paul E. Fredericks	51
		Director. Mr. Fredericks was the President and Principal Executive Officer of the Company from September 2002 until April 2006, and Vice President of the Company from March 2000 until September 2002. From January 1985 to the present, he has owned and operated his own business, Mineral Logic. His company is involved in consulting for mineral exploration and mining companies throughout the western hemisphere performing GIS development and data compilation to assist with target delineation. From March 1988 to January 1991, he was Senior Geologist and a computer specialist for Western Gold Exploration and Mining Company, located in Missoula, Montana. Mr. Fredericks attended Humboldt State University where he received a Bachelor of Science Degree in geology in 1977, and the University of Texas at Austin where he received a Master's degree in geology in 1980. He also serves on the Board of Directors for Hanover Gold Company, Inc.

Lewis W. Powers	60
		Director and Chief Operating Officer. Mr. Powers is a former President of Halliburton Energy Services. He worked for Halliburton Energy Services for nearly 35 years. He began his career in the company's Wireline Division in 1968 and was promoted to managerial positions in operations, business development and manufacturing, split equally between the U.S. and abroad. In 1988, he was promoted to international vice president. In 1990, he assumed the position of senior vice president of operations and marketing. As president, Mr. Powers was responsible for multi-billion dollar budgets and for 30,000 employees working in more than 100 countries. He retired from Halliburton in 2002. He then was elected to the board of directors for Magnum Hunter Resources, an NYSE-listed company before being acquired by Cimarex, where he served as chairman of the Compensation Committee. He is a member of the Society of Professional Engineers and the American Petroleum Institute 25 Year Petroleum Club. He also is active in the National Ocean Industries Association. He earned a bachelor's degree in economics and finance from the University of Houston in 1968.
Robert White	71
		Director. Mr. White was the last President of Mobil Exploration and Producing U.S. Inc. prior to that company's merger with Exxon. Mr. White's career with Mobil spanned over 40 years, including 15 years spent outside the United States. He joined the company in 1964 as a production engineer in Hobbs, New Mexico, following his honorable discharge from the U.S. Army Corps of Engineers at the rank of Captain. Since that time he has served as Manager of Economics and Planning for Natural Gas in North America, Planning Advisor for Exploration and Producing in North America, Chairman and President of Mobil Producing Netherlands, Mobil Producing Nigeria, and Mobil North Sea Limited in London. While in the UK White also served as Chairman of the Petroleum Science and Technology Institute, a scientific and development organization made up of oil industry representatives and Scottish universities. Mr. White is a graduate of the University of Texas at Austin with a Bachelor of Science in Petroleum Engineering.

C. Robert Black	71
		Director. Mr. Black was formerly Senior Vice President in the office of the Chairman of Texaco, Inc. He spent nearly 40 years in various roles with Texaco before his retirement, including key assignments in engineering, supply and distribution, crude oil (international) and Middle Eastern Operations. Elected Vice President of Texaco, Inc. in 1983, Mr. Black was appointed Senior Vice President of Texaco Middle East/Far East that same year, and later named President of the same division. In 1992 he was elected Senior Vice President, and in 1997 was appointed President of Texaco's Worldwide Exploration and Production. In his last and most recent role, Mr. Black was responsible for developing and managing the firm's relationships with the industry on a worldwide basis, along with oversight responsibility for Texaco's Technology Division and Corporate Reserves Audit Group. He also served as Corporate Compliance Officer, and as a member of Texaco's Executive Council, which set corporate strategies and priorities. Mr. Black is a member of the Board of Trustees of the United States-Azerbaijan Chamber of Commerce, the University of Texas Engineering Advisory Council, and the Committee of Economic Development. He is a distinguished alumnus of Texas Tech University and was appointed to the Texas Tech University System Board of Regents by Governor Rick Perry in 2001. He also serves on the Board of Directors of Seital, Inc.
John Reiland	57
		Director. Mr. Reiland also serves on the board of directors of RONCO Corporation and New England Pantry, Inc. Since March 2006, Mr. Reiland has been a Senior Financial Analyst for Sanders Morris Harris, the largest investment banking firm headquartered in Texas. From March 2003 until March 2006, he served as the Chief Financial Officer of US Dataworks, a developer of payment processing software focused on the financial services market, federal, state and local governments, billers and retailers. From March 2002 until December 2002, Mr. Reiland was the Interim Chief Executive Officer of New England Pantry, a New England-based convenience store chain. From November 2000 to February 2002, he was Chief Executive Officer of ServiceIQ, a privately held developmental stage company developing wireless communications devices for the field service industry. Mr. Reiland is a certified public accountant and began his career at PriceWaterhouse & Co. from 1973 to 1978. He received his B.B.A. from the University of Houston in 1973.

Richard Talley	42
		President, Biosource America. Mr. Talley has over 19 years of experience in process development and design. From September 2000 until January 2005, Mr. Talley was Vice President and General Manager of Research and Development for Resodyn Corporation. Since February of 2005, he has served as the General Manager of BIOSource Fuels and has led the effort to develop the bio-diesel production technology now owned by us. Mr. Talley has been a speaker at the National Bio-diesel Board (NBB) Annual Conference and the Fat and Proteins Research Foundation (FPRF) Annual Meeting, where he led presentations on bio-diesel production technologies. In addition, Mr. Talley has authored an article regarding bio-diesel production from animal fats and greases for the National Render Association's Magazine (Render February 2004 "Bio-diesel: A Compelling Business for The Rendering Industry"). Mr. Talley received his Bachelor of Science in Civil Engineering from the University of Wyoming.
Leon van Kraayenburg	48
		Vice President of Finance (principal financial and accounting officer). Mr. van Kraayenburg has over 25 years of corporate financial reporting, tax, finance, and treasury experience, serving the private and public sector. From 1993 until 1999, he served in a number of capacities for BTR, Plc, a UK public reporting company and its subsidiaries. Since leaving BTR Mr. van Kraayenburg has provided financial and IT consulting services on various start-up companies, and been on the management team of certain acquisitions and divestitures. In late 2002, he joined EnerTeck Chemical Corporation as a director and as Senior Vice President and Chief Financial Officer. Mr. van Kraayenburg is a graduate of Witwatersrand College in South Africa.
Russell D. Sammons	33
		Vice President of Operations. Mr. Sammons was previously employed as a Turnaround and Majors Planning Section Supervisor with ExxonMobil Refining & Supply from 2002 until 2006, where he oversaw planning and controls of turnarounds and large maintenance jobs in ExxonMobil's largest United States Refinery. From 2000 until 2002, Mr. Sammons was employed with ExxonMobil as a Maintenance Section Supervisor. Mr. Sammons earned a master's degree in business administration from the University of Houston and a bachelor's degree in mechanical engineering from the Colorado School of Mines.
Dallas Neil	29
		Vice President of Corporate Development. Mr. Neil has been the owner of 4 Minute Carwash in Atlanta, Georgia since May 2002. Since January 2000, he has also been the President of Kinetic Sports Interactive, a licensor of electronic weight training technology. From May 2000 until December 2004, Mr. Neil was a professional football player in the National Football League. Mr. Neil earned a Bachelors in Business Administration-Information Systems and a Masters in Business Administration from the University of Montana.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholders.

        A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. The warrants have a cashless exercise option. If, however, a selling stockholder were to exercise its warrants for cash, the selling stockholder would pay us the exercise price of the warrants.

SELLING STOCKHOLDERS

        The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders' interests other than through a public sale.

        The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

        Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of shares of common stock owned by them that have been registered by us and do not acquire any additional shares of common stock, each selling stockholder will not own any shares of common stock other than the shares appearing in the column entitled "Beneficial ownership after offering." We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below:

	Beneficial Ownership Prior to Offering(1)			Beneficial Ownership After Offering(1)(2)
			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
Selling Stockholder	Shares	Percentage of Class(3)		Shares	Percentage of Class(3)
Security Management Company, LLC(4)(7)(8)	4,838,850	5.72%	4,838,850	0	0.0%
R.E. Trust(4)(9)	2,420,283	2.86%	2,420,283	0	0.0%
Ottley Properties, LLC(4)(10)	2,419,354	2.86%	2,419,354	0	0.0%
Ardsley Offshore Fund, Ltd.(4)(11)	1,585,507	1.87%	1,585,507	0	0.0%
Ardsley Partners Fund II, L.P.(4)(11)	1,425,000	1.68%	1,425,000	0	0.0%
Lewis W. Powers(4)(5)	977,219	1.15%	968,709	8,500	*
John H. Powers(4)(5)	968,709	1.15%	968,709	0	0.0%
Ardsley Partners Renewable Energy Fund, L.P.(4)(11)	900,000	1.07%	900,000	0	0.0%
Ardsley Partners Institutional Fund, L.P.(4)(11)	885,750	1.05%	885,750	0	0.0%
Sunrise Equity Partners, L.P.(4)(12)	483,870	*	483,870	0	0.0%
KBC Eco Fund Alternative Energy(4)(13)	483,870	*	483,870	0	0.0%
Everest Asset Management AG(4)(14)	277,500	*	277,500	0	0.0%
Instico Baur & Co.(4)(15)	241,935	*	241,935	0	0.0%

New Energy Fund, L.P.(4)(16)	241,935	*	241,935	0	0.0%
RAB American Opportunities Fund Limited(4)(17)	223,548	*	223,548	0	0.0%
South Park Admin LLP(4)(18)	218,709	*	218,709	0	0.0%
David H. Welch(4)	150,000	*	150,000	0	0.0%
Jean-Marc O'Brien(4)(7)	130,890	*	130,890	0	0.0%
Brian J. Greenstein(4)(7)	121,467	*	121,467	0	0.0%
Kerry J. Dukes(4)(7)	121,467	*	121,467	0	0.0%
Johan H. Pleines(4)	106,450	*	106,450	0	0.0%
Robert W. White(4)(5)	96,774	*	96,774	0	0.0%
John Ewen(4)(7)	89,892	*	89,892	0	0.0%
RAB North American Dynamic Fund(4)(17)	74,515	*	74,515	0	0.0%
BN Partners Private Equity GbR(4)(19)	48,387	*	48,387	0	0.0%
C. Robert Black(4)(5)	48,387	*	48,387	0	0.0%
Marion Lynton(4)	42,450	*	42,450	0	0.0%
Walter V. Nasdeo(4)(7)	23,692	*	23,692	0	0.0%
George B. Stevens, II(4)(7)	21,602	*	21,602	0	0.0%
Dennis Cannelis(4)	20,905	*	20,905	0	0.0%
Jonathan H. Collett(4)(7)	10,000	*	10,000	0	0.0%
Jeffrey B. Lewis(4)(7)	10,452	*	10,452	0	0.0%
Jonathan P. Treacher(4)(7)	7,000	*	7,000	0	0.0%
James P. Hogan(4)(7)	7,000	*	7,000	0	0.0%
Stonehenge Holdings, LLC(4)(20)	6,969	*	6,969	0	0.0%
Martyn G.L. Smith(4)	3,000	*	3,000	0	0.0%
Mark Smith(4)	5,484	*	5,484	0	0.0%
Richard P. Baxter, Jr.(4)(7)	2,788	*	2,788	0	0.0%
Thomas Samuelson(4)(7)	2,787	*	2,787	0	0.0%
Thorson Hays Family Trust(4)(21)	2,091	*	2,091	0	0.0%
Ed Meyer(6)	155,122	*	155,122	0	0.0%
John Meyer(6)	155,122	*	155,122	0	0.0%
John Meyer, Jr.(6)	77,561	*	77,561	0	0.0%
Mike Langenhorst(6)	77,561	*	77,561	0	0.0%
Robert Pfeil(6)	51,707	*	51,707	0	0.0%
Kenosha Beef International, Ltd.(6)(22)	802,927	*	802,927	0	0.0%
Michael Marquardt(6)	4,444	*	4,444	0	0.0%
Jerome King(6)	8,889	*	8,889	0	0.0%

Total	21,079,811	24.9%	21,071,311	8,500	*

*
Less than 1%.

(1)
Includes shares of our common stock underlying warrants exercisable within 60 days of August 31, 2006.

(2)
Assumes that each named selling stockholder sells all of the common stock it beneficially owns that is covered by this prospectus and exercises its warrants for cash and neither acquires nor disposes of any other shares of common stock, or right to purchase other shares of common stock subsequent to the date as of which we obtained information regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the common stock shown as offered by them, we cannot estimate the actual number of shares of common stock (or actual percentage of the class) that will be held by any selling stockholder upon completion of the offering.

(3)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 84,586,308 shares of common stock outstanding as of August 31, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of any warrants to purchase shares of common stock held by the selling stockholder; however, we did not assume exercise of any other holders of options or warrants.

(4)
The selling stockholder acquired the securities in connection with a private placement that occurred during July 2006. The private placement was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

(5)
Lewis W. Powers, Robert White and C. Robert Black were each appointed to our board of directors after their purchase of the securities in the private placement in July 2006. Lewis W. Powers is John H. Powers' brother.

(6)
The selling stockholder acquired the securities in a transaction to provide for the cancellation of a promissory note with an outstanding principal balance of approximately $5,000,000 previously delivered as part of the purchase price for the assets of Biosource Fuels, LLC.

(7)
The selling stockholder is an affiliate of a broker-dealer, acquired the common stock in the ordinary course of business and, at the time of acquisition, did not have any arrangements or understandings, directly or indirectly, with any person to distribute the common stock.

(8)
Security Management Company, LLC ("SMC"), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is the investment advisor to; (a) Security Mid Cap Growth Fund, (b) Security Equity Fund, Mid Cap Value Series, (c) SBL Fund, Series J and (d) SBL Fund, Series V (collectively, the "Funds"). The securities listed in the above table are owned by the Funds, as investment companies registered under the Investment Company Act of 1940, as amended. Pursuant to investment management agreements entered into between SMC and each of the Funds, SMC, and no natural person, holds investment discretion to purchase and sell the shares on behalf of the Funds. SMC generally appoints individual portfolio managers to make investment decisions on its behalf, although in certain instances a portfolio manager may delegate authority to another SMC employee to execute isolated transactions. Additionally, SMC holds the power to vote the securities and exercises this power through formal proxy voting procedures (the "Procedures") it has adopted. With respect to matters to be voted on that are not addressed in the Procedures or where the Procedures indicate that voting decisions are to be made on a case-by-case basis, the Procedures state that the portfolio manager on the account shall direct the vote, provided that SMC's chief compliance officer has determined that SMC has no conflict of interest in the matter. James P. Schier is currently the portfolio manager with respect to the Funds. SMC has the sole discretion to change portfolio managers at any time.

(9)
Mr. Albert W. Gunther Jr., as trustee for the R.E. Trust, exercises investment and voting power over the shares.

(10)
Mr. Michael B. White, as manager of Ottley Properties, LLC, exercises investment and voting power over the shares.

(11)
Mr. Philip Hempleman, as the investment manager of Ardsley Offshore Fund, Ltd., and as the managing partner of Ardsley Partners Fund II, L.P, Ardsley Partners Institutional Fund L.P. and

  Ardsley Partners Renewable Energy Fund, L.P., exercises investment and voting power over the shares.

(12)
The General Partner of Sunrise Equity Partners, L.P. is Level Counter, LLC. Mr. Nathan Law, Ms. Marilyn Adler and Mr. Amnon Mandelbaum compromise the investment committee for Level Counter and no single member has sole voting and investment power over the shares held by Level Counter.

(13)
Ms. Treasa Ni Chonghaile and Mr. Jens Peers are the fund managers of KBC Eco Fund Alternative Energy and exercise investment and voting power over the shares.

(14)
Mr. Erwin Speckert, as managing director of Everest Asset Management AG, exercises investment and voting power over the shares.

(15)
Mr. Michael Baur, as managing director of Instico Baur & Co., exercises investment and voting power over the shares.

(16)
Mr. Mark T. Cox, as Chief Executive Officer of New Energy Fund, L.P., exercises investment and voting power over the shares.

(17)
Mr. Arild Eide, as fund manager for RAB American Opportunities Fund Limited and RAB North American Dynamic Fund, exercises investment and voting power over the shares.

(18)
Mr. Neil Shannon and Mr. Mark Anderson, as partners in South Park Admin LLP, exercise investment and voting power over the shares.

(19)
Mr. Volker H. Dietrich, as Chief Executive Officer of BN & Partners Private Equity GbR, exercises investment and voting power over the shares.

(20)
Mr. Anthony Williams, as a principal in Stonehenge Holdings, LLC, exercises investment and voting power over the shares.

(21)
Mr. Steve Brown, as trustee of the Thorson Hays Family Trust, exercises investment and voting power over the shares.

(22)
Mr. Charles Vignieri, Mr. Dennis Vignieri and Mr. Jerome King are the members of the Board of Directors of Kenosha Beef International, Ltd. Charles Vignieri is the owner of 99.5% of the voting common stock of Kenosha Beef International, Ltd. and Dennis Vignieri owns the remaining 0.5% of the voting common stock.

PLAN OF DISTRIBUTION

        The selling stockholders, or their pledgees, donees, transferees, assignees or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the common stock by one or more of the following methods:

  •
  block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing of options on the common stock, whether or not the options are listed on an options exchange;

  •
  through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis;

  •
  any combination of any of these methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the common stock by gift.

        The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

        From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

        A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer the common stock. A selling stockholder may also loan or pledge the common stock offered hereby to a broker-dealer and the broker-dealer may sell the common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

        The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the shares of common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

        The shares of common stock offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering, but we will not receive any proceeds from the sales made pursuant to this prospectus.

        We cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus. We will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

DESCRIPTION OF SECURITIES

        Our Articles of Incorporation authorize the issuance of up to 500,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of August 31, 2006, approximately 84.6 million shares of common stock were issued and outstanding and no shares of preferred stock were issued or outstanding. Additionally, we had options and warrants outstanding which may be exercised to acquire approximately 12.2 million shares of our common stock. Holders of shares of common stock are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our Board of Directors.

        The holders of our common stock:

  •
  have equal ratable rights to dividends from funds legally available if and when declared by the board of directors;

  •
  are entitled to share ratably in all assets available for distribution to holders of common stock upon liquidation, dissolution or winding-up of affairs;

  •
  do not have preemptive or preferential rights to subscribe for or purchase their proportionate part of any shares which may be issued at any time; and

  •
  are entitled to one non-cumulative vote per share on all matters on which stockholders may vote;

        All shares of common stock now outstanding are fully paid and non-assessable. Please see our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

        On April 5, 2005, our shares of common stock were approved for quotation on the OTC Bulletin Board System under the symbol "NVAO". The OTC Bulletin Board System is not an issuer listing service, market or exchange. Although the OTC Bulletin Board System does not have any listing requirements per se, to be eligible for quotation on the OTC Bulletin Board System, issuers must remain current in their filings with the SEC. Market makers will not be permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTC Bulletin Board System that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. If our common stock were not quoted on the OTC Bulletin Board System, trading in the common stock would be conducted, if at all, in the over-the-counter market. This would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on common stock. This could have an adverse effect on the price of the common stock.

        The lack of liquidity in the common stock is likely to make the trading price the common stock volatile and subject to wide fluctuations, assuming that any trades do occur in the secondary market. Additionally, the stock price may become subject to wide fluctuations in response to the following: quarterly variations in operating results, announcements of technological innovations or new products and services by us or our competitors, stock price performance of other companies that investors may deem comparable to our company, and other events or factors. In addition, the stock market in general, and the market prices for thinly traded companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of operating performance. In the past, following periods of volatility in the market price of a security, securities class action litigation has often been instituted against such company. Such litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, results of operations and financial condition. It is possible that wide fluctuations in the trading price of the common stock could result in class action litigation against our company or its directors and executive officers, which even if such actions were successfully defended, would result in large expenses that would have a material, adverse effect on financial condition.

"Penny Stock" Requirements

        The SEC has adopted a rule that defines a "penny stock", for purposes relevant to our common stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

  •
  that a broker or dealer approve a person's account for transactions in penny stocks; and

  •
  that the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        To approve a person's account for transactions in penny stocks, the broker or dealer must:

  •
  obtain financial information and investment experience and objectives of the person; and

  •
  make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  •
  sets forth the basis on which the broker or dealer made the suitability determination; and

  •
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

        Disclosure also has to be made about the risks of investing in penny stocks and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares of common stock. This could prevent an investor from reselling shares and may cause the price of shares to decline.

Preferred Stock

        The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  Restricting dividends on the common stock,

  •
  Diluting the voting power of the common stock,

  •
  Impairing the liquidation rights of the common stock, or

  •
  Delaying or preventing a change of control of our company.

There are currently no shares of preferred stock outstanding.

Non-Cumulative Voting

        Holders of our shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of the directors. A simple majority vote is required for shareholders to take action.

Stock Transfer Agent

        Our Company's stock transfer agent for its securities is: Columbia Stock Transfer Company, P.O. Box 2196, Coeur d' Alene, Idaho, 83814. Telephone: (208) 664-3544. Fax: (208) 664-3543.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus has been passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

        The financial statements of Biosource America as of January 31, 2006 included in this prospectus have been audited by our independent registered public accounting firm, Malone & Bailey, P.C., as set forth in their report with respect thereto, and have been included herein in reliance upon the authority of such firm as experts in accounting and auditing. The financial statements of Nova Oil, Inc. for the year ended December 31, 2005 have been audited by the independent registered public accounting firm of DeCoria, Maichel & Teague, P.S., as set forth in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at www.novabiosource.com on the "Investor Relations" page through the "SEC Filings" link to the SEC's Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        For purposes of this prospectus, the SEC allows us to "incorporate by reference" certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed "filed" pursuant to the General Instructions of Form 8-K):

  •
  The Annual Report of Nova Oil, Inc. on Form 10-KSB for the year ended December 31, 2005;

  •
  Our Quarterly Report on Form 10-QSB for the quarter ended April 30, 2006, as amended;

  •
  Our Current Reports on Form 8-K filed on March 31, 2006, April 3, 2006, April 6, 2006, April 24, 2006, April 27, 2006, May 2, 2006, June 5, 2006, June 21, 2006, June 22, 2006, June 28, 2006, July 12, 2006, July 21, 2006, July 25, 2006, August 1, 2006, August 4, 2006, August 9, 2006 and September 7, 2006; and

  •
  The description of the Company's Common Stock as contained in the Company's Registration Statement on Form 10-SB12G, filed with the SEC on April 10, 2001, including all amendments and reports filed for the purpose of updating that description.

        All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: President, Nova Oil, Inc., The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77019, or you may call us at (713) 869-6682.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements of Biosource America, Inc.
Report of Independent Registered Public Accounting Firm
Balance sheet of Biosource America, Inc. at January 31, 2006
Statement of operations of Biosource America, Inc. for the period from inception (December 1, 2005) through January 31, 2006
Statement of cash flows of Biosource America, Inc. for the period from inception (December 1, 2005) through January 31, 2006
Statement of changes in stockholders' deficit of Biosource America, Inc. for the period from inception (December 1, 2005) through January 31, 2006
Notes to consolidated financial statements
Unaudited Consolidated Financial Statements of Nova Oil, Inc.
Consolidated balance sheet at April 30, 2006
Consolidated statement of operations for the three months ended April 30, 2006 and for the period from inception (December 1, 2005) through April 30, 2006
Consolidated statement of cash flows for the period from inception (December 1, 2005) through April 30, 2006
Consolidated statement of stockholders' equity for the period from inception (December 1, 2005) through April 30, 2006
Notes to consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Biosource America, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Biosource America, Inc. as of January 31, 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from inception (December 1, 2005) until January 31, 2006. These financial statements are the responsibility of the management of Biosource America, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Biosource America, Inc. as of January 31, 2006, and the results of its operations and cash flows for the period from inception (December 1, 2005) until January 31, 2006 in conformity with accounting principles generally accepted in the United States.

/s/ MALONE & BAILEY, PC www.malone-bailey.com Houston, Texas
February 28, 2006

BIOSOURCE AMERICA, INC.

(A Development Stage Entity)

Balance Sheet

January 31, 2006

ASSETS
Current assets
Cash	$296,020
Escrow deposit	50,000

Total current assets	346,020

Total Assets	$346,020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accrued expenses	11,498
Accrued expenses to related parties	20,124

Total current liabilities	31,622

Stockholders' Equity
Common Stock—no par value, 100,000,000 shares authorized, 60,000,000 issued and outstanding	350,000
Deficit accumulated during development stage	(35,602)

Total stockholders' equity	314,398
Total Liabilities and Stockholders' Equity	$346,020

See Summary of Significant Accounting Policies and Notes to the Financial Statements

BIOSOURCE AMERICA, INC.

(A Development Stage Entity)

Statement of Operations

For the Period from Inception (December 1, 2005) through January, 31, 2006

Expenses
Selling, general and administrative	$35,602

Net loss	$(35,602)

Net loss per share	$(0.02)

Weighted average shares outstanding	1,956,618

See Summary of Significant Accounting Policies and Notes to the Financial Statements

BIOSOURCE AMERICA, INC.

(A Development Stage Entity)

Statement of Cash Flows

For the Period from Inception (December 1, 2005) through January, 31, 2006

Operating activities
Net loss	$(35,602)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in accrued expenses	31,622

Net cash used in operating activities	(3,980)

Financing activities
Proceeds from the issuance of common stock	300,000

Net increase in cash and cash equivalents	296,020

Cash & cash equivalents
Beginning of period

End of period	$296,020

Supplemental Disclosers of cash flow information:
Interest paid	$—

Income taxes paid	$—

See Summary of Significant Accounting Policies and Notes to the Financial Statements

BIOSOURCE AMERICA, INC.

(A Development Stage Entity)

Statements of Changes in Stockholders' Deficit

For the Period from Inception (December 1, 2005) through January, 31, 2006

Description	Common Shares	Common Stock	Deficit Accumulated During Development Stage	Total
Proceeds from the issuance of common stock	60,000,000	$350,000		$350,000
Net loss			$(35,602)	(35,602)

Balance January 31, 2006	60,000,000	$350,000	$(35,602)	$314,398

See Summary of Significant Accounting Policies and Notes to the Financial Statements

BIOSOURCE AMERICA, INC.

(A Development Stage Entity)

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Biosource America, Inc. was incorporated in Texas on December 1, 2005. Since inception, Biosource America has primarily been involved in acquiring the assets of a bio-diesel engineering and design services company. Biosource America finalized the asset purchase on February 7, 2006 (see note 2—subsequent events.)

Basis of presentation

        This summary of significant accounting policies of the Biosource America is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Biosource America's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Use of Estimates

        In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the income statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

        For purposes of the statement of cash flows, Bio Source America considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

        Biosource America, Inc. recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Biosource America, Inc. provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

NOTE 2—INCOME TAXES

        The net operation loss carry-forward is approximately $35,602 at January 31, 2006 and will expire in the year 2026.

        At January 31, 2006 deferred tax assets consisted of the following:

2006
Deferred tax assets	$12,105
Less: valuation allowance	12,105

Net deferred tax asset	$—

NOTE 2—SUBSEQUENT EVENTS

        On February 7, 2006, Biosource America entered into an asset purchase agreement with BIOsource Fuels, LLC for a sum of $6,000,000. The assets include intellectual property and a pilot plant. A good faith deposit was placed in escrow on or about September 29, 2005 and will be applied to the total purchase price. $1,000,000 was delivered by Biosource America at closing. $1,250,000 is scheduled to be paid 45 days after closing, and a second payment in the amount of $700,000 is to be made on May 3, 2006. Two subsequent payments are scheduled to be made in the amount of $1,500,000 each on October 1, 2006 and December 1, 2006.

        As a result of the asset purchase Biosource America acquired a contract currently in effect with a governmental entity to design, build, deliver, startup and commission a bio-diesel production facility to be located near Camanche, Iowa. The total value of the contract is $5,755,633 and is expected to be completed by summer 2006.

        The asset purchase will result in Biosource America assuming two leases, a lease for office space dated August 1, 2005 which expires on December 1, 2007. Monthly payments amount to $2,200.

        A second lease for warehouse space expires on May 1, 2006. The monthly rental is $1,500 under this lease. Biosource America retained a security deposits under the leases amounting to $2,000.

        Future minimum lease payments under non-cancelable operating leases are as follows:

Year Ending January,	Amount
2006	$30,900
2007	22,000

Total	$52,900

        On March 30, 2004, Biosource America entered into a Share Exchange Agreement with Nova Oil Inc. (Nova Oil), a Nevada corporation, whereby each Biosource America stockholder would exchange three shares of common stock of Biosource America for two shares of common stock of Nova Oil. The Share Exchange closed on March 31, 2006 and, as a result, Nova Oil issued 40,000,000 shares of its common stock and Biosource America became a subsidiary of Nova Oil.

        Nova Oil was a non-operating "Shell" as defined under the rules and regulations of the Securities and Exchange Act of 1933. For accounting purposes, the acquisition described above has been treated as an acquisition of Nova Oil by Biosource America and as a recapitalization of Biosource America.

NOVA OIL, INC.

Consolidated Balance Sheet

As of April 30, 2006

(Unaudited)

ASSETS
Current assets
Cash	$5,281,197
Accounts receivable, net	—
Prepaid expenses	302,918
Other current assets	15,050

Total current assets	5,599,165
Property and equipment, net of accumulated deprecation of $58,770	1,032,442
Intangible assets
Patent	5,194,710

Total Assets	$11,826,317

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,137,279
Accrued expenses	198,106
Billings in excess of costs & estimated earnings on uncompleted contracts	5,552,116
Short term notes payable	200,000

Total current liabilities	7,087,501

Stockholders' Equity
Preferred stock, .0001 par value; 5,000,000 shares authorized; no shares issued and outstanding
Common, $.001 par value, 500,000,000 shares authorized, 71,720,856 shares issued and outstanding	71,721
Additional Paid-in capital	6,691,611
Accumulated deficit	(2,024,516)

Total Stockholders' Equity	4,738,816

Total Liabilities and Stockholders' Equity	$11,826,317

NOVA OIL, INC.

Consolidated Statements of Operations

For the Three Month Period Ended April 30, 2006 and
For the Period from Inception (December 1, 2005) through April 30, 2006

(Unaudited)

	Three Months Ended April 30, 2006	Period from Inception (December 1, 2005) through April 30, 2006
Contract revenues	$4,544,624	$4,544,624
Cost of revenues	4,450,530	4,450,530

Gross Profit	94,094	94,094

Operating expenses
Selling, general and administrative	610,900	646,502
Interest expense	1,413,338	1,413,338
Depreciation	58,770	58,770

Total operating expenses	2,083,008	2,118,610

Net Loss	$(1,988,914)	$(2,024,516)

Basic and diluted Net Loss per share	$(0.03)	$(0.03)

Weighted average of shares outstanding	70,417,803	70,405,278

NOVA OIL, INC.

Consolidated Statement of Cash Flows

For the Period From Inception (December 1, 2005) through April 30, 2006

(Unaudited)

Cash flows from operating activities
Net Loss	$(2,024,516)
Adjustments to reconcile net loss to net
Cash provided by operating activities
Depreciation	58,770
Interest expense	1,413,332
Changes in
Prepaid expense and other current assets	(317,968)
Accrued expenses	198,106
Accounts payable	1,137,279
Billings in excess of costs and estimated earnings on uncompleted contracts	4,552,116

Net cash provided by operating activities	5,017,119

Cash flows from investing activities
Purchase of plant & equipment	(35,922)

Cash flows from financing activities
Payments on note payable	(50,000)
Proceeds from sale of stock	350,000

Net cash provided by financing activities	300,000

Net increase in cash and cash equivalents	5,281,197
Cash & cash equivalents
Beginning of period	—

End of period	$5,281,197

Supplemental disclosures
Cash paid for interest	$—
Cash paid for taxes	$—
Non-cash financing and investing activities
Issuance of common stock for conversation of note payable	$5,000,000
Purchase of fixed assets and intangible assets in exchange for note payable	6,000,000
Accounts receivable applied to note payable	1,000,000
Purchase of patent for note payable	250,000

NOVA OIL, INC.

Consolidated Statement Of Stockholders' Equity

For the Period from Inception (December 1, 2005) through April 30, 2006

(Unaudited)

Description	Common Shares	Common Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
Proceeds from the issuance of common stock	70,387,523	$70,388	$279,612		$350,000
Issuance of common stock in conversion of debt	1,333,333	1,333	6,412,000		6,413,333
Net loss				$(2,024,516)	(2,024,516)

Balance April 30, 2006	71,720,856	$71,721	$6,691,612	$(2,024,516)	$4,738,817

NOVA OIL, INC.

Notes to Consolidated Financial Statements (Unaudited)

NOTE 1—BASIS OF FINANCIAL STATEMENT PRESENTATION

        The accompanying unaudited interim financial statements of Nova Oil, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Nova Oil's Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2005 as reported in the Form 8-K have been omitted.

Organization and Nature of Operations

        Nova Oil, Inc. has developed technology for the production of biodiesel fuel from animal fats and greases. It also designs and constructs facilities for the production of biodiesel fuels.

        Nova Oil, Inc. a Nevada corporation was a non-operating "Shell" as defined under the rules and regulations of the Securities and Exchange Act of 1933. Nova Oil completed a Share Exchange on March 31, 2006, pursuant to which it issued 40,000,000 shares of its common stock to the holders of shares of common stock of Biosource America, Inc. upon surrender of certificates in exchange therefore. Each Biosource Stockholder received two shares of common stock of Nova Oil in exchange for every three shares of common stock of Biosource America surrendered in exchange thereof. As a result of the Share Exchange, Biosource America became a subsidiary of Nova Oil, a change of control of Nova Oil occurred as the former Biosource Stockholders acquired approximately 86% of the issued and outstanding shares of common stock of Nova Oil and Nova Oil ceased being a "shell company," as such term is defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

        For accounting purposes, the acquisition described above has been treated as an acquisition of Nova Oil by Biosource America and as a recapitalization of Biosource America. The historical financial information prior to March 31, 2006 is that of Biosource America.

        Biosource America was incorporated in Texas on December 1, 2005 and remains as a wholly owned operating subsidiary of Nova Oil. On February 10, 2006, Biosource America completed the acquisition of substantially all of the assets of Biosource Fuels, which had been in the business of developing, marketing, selling and licensing processes and technologies for the synthesis of biodiesel and other bio-fuels from animal and vegetable based fats, oils and greases. This acquisition is described more fully in Note 5 below.

NOTE 2—SUMMARY OF CHANGES IN SIGNIFICANT ACCOUNTING POLICY

Principals of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company accounts have been eliminated in consolidation.

Property Plant and Equipment

        Property plant and equipment are stated at cost. Depreciation is calculated using the straight line method over the properties' estimated useful lives of fives years. The cost of normal maintenance and repairs is charged to operations as incurred. Material expenditures that increase the life of an asset will be capitalized and depreciated over the estimated remaining useful of the asset.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 142 and SFAS No. 144, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        The amount of any impairment considered necessary would be determined by comparing the book value of the net assets in the applicable line of business to fair value using methods such as the present-value of estimated future cash flows, sale value or other valuation methodologies available at the time, depending on the stage of development of the line of business and Nova Oil's intentions at the time an impairment adjustment were considered necessary.

Revenue Recognition

        Revenues from contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs of each contract. This method is used because management considers total costs to be the best available measure of progress on the contracts. Contract costs include all direct material, labor cost and those indirect costs related to contract performance, such as supplies, equipment repairs, employee travel and supervisor time. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts (if any) are made in the period in which such losses are determined. Changes in job conditions, job performance and total contract values may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Concentrations of Credit Risk

        Financial instruments that subject the Company to credit risk consist of cash balances maintained in excess of federal depository insurance limits and accounts receivable, which have no collateral or security. The accounts maintained by the Company at the financial institutions are insured by the Federal Deposit up to $100,000. The uninsured balance was $505,972. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk of loss of cash.

Stock-Based Compensation

        Nova Oil adopted the disclosure requirements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model.

        Nova Oil has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of Nova Oil's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NOTE 3—CONSTRUCTION CONTRACTS

        Cost and estimated earnings in excess of billings on uncompleted contracts as of April 30, 2006 consists of the following:

Cost incurred on uncompleted contracts	$4,445,730
Billings on uncompleted contracts	10,096,740

Total	$5,552,116

Included in accompanying balance sheet under the following caption:
Billings in excess of cost of uncompleted contracts	$5,552,116

NOTE 4—BUSINESS COMBINATION

        In February 2006, Nova Oil acquired the assets of Biosource Fuels, LLC through the issuance of a $6,000,000 note payable. Nova Oil accounted for the acquisition using the purchase method of accounting for business combinations. The assets acquired included $4,500,000 of intangible assets, other than goodwill. Of the acquired intangible assets, $2,000,000 and $2,500,000 was assigned to intellectual property and proprietary technology, respectively. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $444,710, which is reflected in the balance sheet as of April 30, 2006 as goodwill. This purchase price allocation is preliminary and subject to change based upon the completion of a third party appraisal. The intangibles, including goodwill, will be subject to review for possible impairment on a quarterly basis.

        In April 2006, Nova Oil acquired a patent thru the issuance of a short term note of $250,000.

NOTE 5—FEDERAL INCOME TAX

        At April 30, 2006, Nova Oil had net operating loss carryforwards of approximately $2,000,000 that may be offset against future taxable income. These net operating loss carryforwards will expire in the year ending December 31, 2026.

        Net deferred tax assets consist of the following as of April 30, 2006:

Deferred tax asset	$680,000
Valuation allowance	(680,000)

Net deferred tax asset	$—

NOTE 6—CONVERSION OF DEBT TO EQUITY

        In connection with the acquisition of Biosource Fuels, LLC, as described more fully in Note 4, a note payable in the amount of $5,000,000 to the former majority owner of Biosource Fuels was exchanged for common stock effective April 26, 2006. The note payable was exchanged for 1,333,333 shares of common stock valued at $4.81 per share or a total consideration valued at $6,413,333. The premium of $1,413,333 in value of common stock issued in exchange for the note payable was charged to interest expense upon conversion.

NOTE 7—WARRANTS

        A placement agent optioned its right to 69,500 stock purchase warrants, exercisable at $0.14 per share, in connection with an offering of shares of Nova Oil's common stock. The warrants are exercisable after February 27, 2004, but no later than February 27, 2009. At April 30, 2006 the 69,500 warrants had not been exercised.

NOTE 8—SUBSEQUENT EVENTS

Equity Incentive Plan

        On April 24, 2006, Nova Oil adopted its Nova Energy Holding, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan provides for equity incentives to be granted to employees, directors, or officers of, or key advisers or consultants. Equity incentives granted under the 2006 Plan may be in the form of stock options, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. The 2006 Plan will be administered by the Compensation Committee of the Board and a maximum of 10,000,000 shares of Nova Oil's common stock were authorized for issuance under the 2006 Plan.

        On April 24, 2006, ten key employees of Biosource America, Inc. received non-qualified stock options to purchase in the aggregate 4,021,912 shares of Nova Oil's common stock at an exercise price of $3.04 per share, the fair market value on that date. If exercised, such options would represent approximately 5.7% of the total number of shares outstanding on such date. All such options expire ten years from the date of grant and are not exercisable until the underlying shares of common stock are registered under the Securities Act. With the exception of the options granted to the President of Biosource America, all such options vest monthly in equal installments over a two year period. With respect to the options granted to the President of Biosource America, such options have additional vesting conditions, including the approval of the 2006 Plan by Nova Oil's stockholders and, in the case of options to purchase 917,772 shares, immediately upon such approval and registration and, in the case of the remaining options to purchase 1,000,000 shares, upon the later of such approval and the achievement of certain performance targets by Nova Oil.

        On April 28, 2006,six key employees of Biosource America received non-qualified stock options to purchase in the aggregate 277,079 shares of Nova Oil's common stock at an exercise price of $3.88 per share, the fair market value on that date. All such options expire ten years from the date of grant and are not exercisable until the underlying shares of common stock are registered under the Securities Act. With the exception of the options granted to Richard H. Talley, President of Biosource America, all such options vest monthly in equal installments over a two year period. With respect to the 64,433 options granted to Mr. Talley, such options vest upon the later of approval of the 2006 Plan by Nova Oil's stockholders or the registration of the underlying shares of common stock under the Securities Act.

        None of the above options were vested as of April 30, 2006 as the registration of the shares became effective on June 5, 2006. Accordingly, no compensation expense was recorded through April 30, 2006 and no pro forma disclosures related to the impact of operations for the period are disclosed.

Bank Letter of Credit

        On June 12, 2006, Nova Oil's subsidiary Biosource America was issued an irrevocable standby letter of credit through Sterling Bank in the amount of $3,000,000 in favor of an Escrow Agent as beneficiary for a construction project currently in progress. The letter of credit is secured by a certificate of deposit and is to serve as substitute collateral for a letter of credit that was originally issued by BioSource Fuels, LLC. The letter of credit expires on September 30, 2006.

NOVA BIOSOURCE FUELS, INC.
21,071,311 Shares of Common Stock